

December 13, 2023

Michael Liu
Chief Financial Officer
Tristar Acquisition I Corp.
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

 Re: Tristar Acquisition I Corp.
 Form 10-K for the year ended December 31, 2022
 File March 9, 2023
 File No. 001-40905

Dear Michael Liu:

 We have reviewed your filing and have the following comment.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Form 10-Q for the quarterly period ended September 30, 2023
Note 1Description of Organization and Business Operations and Liquidity, page 7

1. We note your disclosure related to the Sponsor Handover in which Navy Sail International Limited, a British Virgin Islands company became your new sponsor on July 18, 2023. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require

you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction